EXHIBIT 99.1

Brookfield Reinsurance Announces Results of Exchange Offer and Intention to Take Up Brookfield Corporation Class A Shares

Approximately 32.5 million BN Shares were tendered in the Exchange Offer

BROOKFIELD, NEWS, Nov. 14, 2023 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE) today announced the preliminary results of its previously announced offer (the “Offer”) through which holders of Class A Limited Voting Shares (“BN Shares”) of Brookfield Corporation (NYSE, TSX: BN) were given the opportunity to voluntarily exchange BN Shares for newly-issued class A-1 exchangeable non-voting shares of Brookfield Reinsurance (“class A-1 exchangeable shares”) on a one-for-one basis. The Offer expired at 5:00 p.m. (Eastern time) on November 13, 2023.

The Offer has significantly enhanced the equity base and market capitalization of Brookfield Reinsurance. Because Brookfield Reinsurance is a “paired entity” to Brookfield Corporation, this result was achieved without any dilution to Brookfield Corporation or Brookfield Reinsurance.

The Offer also enabled holders of BN Shares whose personal circumstances favor investing in the paired entity through the ownership of Brookfield Reinsurance shares an opportunity to exchange their BN Shares for Brookfield Reinsurance class A-1 exchangeable shares.

Brookfield Reinsurance expects to take up approximately 32.5 million BN Shares under the Offer. After giving effect to the Offer, it is expected that there will be approximately 10.5 million class A exchangeable limited voting shares of Brookfield Reinsurance and approximately 32.5 million class A-1 exchangeable shares outstanding.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis for a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). Each class A-1 exchangeable non-voting share of Brookfield Reinsurance is convertible on a one-for-one basis into a class A exchangeable limited voting share of Brookfield Reinsurance and exchangeable on a one-for-one basis for a BN Share.

For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Notice to Readers
Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”